UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2008

Commission File Number: 001-31368

SANOFI-AVENTIS

(Translation of registrant’s name into English)

174, avenue de France, 75013 Paris, FRANCE

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒         Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

In May 2008, sanofi-aventis issued the press releases attached hereto as Exhibits 99.1, 99.2, 99.3 and 99.4 which are incorporated herein by reference.

Exhibit List

Exhibit No.	Description
Exhibit 99.1	Press release dated May 9, 2008: Statement regarding Clopidogrel in Germany.

Exhibit 99.2	Press release dated May 15, 2008: Sanofi-aventis Annual General Meeting.

Exhibit 99.3	Press release dated May 15, 2008: District Court Decision affirmed in U.S. Lovenox® (enoxaparin sodium) patent infringement case.

Exhibit 99.4	Press release dated May 15, 2008: Landmark ATHENA Study Findings with Multaq® (dronedarone) show 24% Reduction in Cardiovascular Hospitalisation or Death in Patients with Atrial Fibrillation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 20, 2008	SANOFI-AVENTIS

	By	/s/ Patricia Kodyra
	Name:	Patricia Kodyra
	Title:	Associate Vice President, Corporate Law, Financial and Securities Law

Exhibit Index

Exhibit No.	Description
Exhibit 99.1	Press release dated May 9, 2008: Statement regarding Clopidogrel in Germany.

Exhibit 99.2	Press release dated May 15, 2008: Sanofi-aventis Annual General Meeting.

Exhibit 99.3	Press release dated May 15, 2008: District Court Decision affirmed in U.S. Lovenox® (enoxaparin sodium) patent infringement case.

Exhibit 99.4	Press release dated May 15, 2008: Landmark ATHENA Study Findings with Multaq® (dronedarone) show 24% Reduction in Cardiovascular Hospitalisation or Death in Patients with Atrial Fibrillation.

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